UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2023	Commission File Number: 001-40509

Brookfield Reinsurance Ltd.
(Name of Registrant)

Ideation House, First Floor
94 Pitts Bay Road, Pembroke, HM08, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Press Release dated June 28, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Reinsurance Ltd.

Date: June 28, 2023	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Chief Financial Officer